Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

March 15, 2015

United States
Securities and Exchange Commission
Washington, DC 20549

Amber Group, Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed December 18, 2014
File No. 333-199478

Dear: Barbara C. Jacobs

In response to your letter dated January 6, 2015 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL
COMMENT: 1

We note your response to prior comment 4 concerning the status of your developmental efforts. Please revise your management's discussion and analysis or business section to include a more detailed discussion of the status of your developmental efforts. For example, please discuss the current status of the development of your website as well as any planned developmental milestones. Ensure you balance this disclosure with a discussion of any potential difficulties you may face and any estimated costs.

Response: We have launched our web site. Currently our director Vadims Furss working on improvement of our web site, SEO(searching engine optimizer), answering questions on potential customers requests and working on creating network of tour guides. Vadims Furss is using his own experience with web sites development and customers service knowledge.

RISK FACTORS, PAGE 6
COMMENT: 2

Your response to prior comment 12 indicates that subscription funds will be held in a bank in Cyprus. Please add a risk factor that discusses any risks to your company and its shareholders resulting from the placing of investor funds in a bank in Cyprus. Advise of the reasons for choosing a bank in Cyprus.

Response: We have added following risk factor:

The subscription funds will be held in a bank in Cyprus. The uncertain economic conditions in Cyprus have had, and are likely to continue to have, a material adverse effect on the Banks In Cyprus. The Bank's future financial performance is interlinked with the Cypriot economy and is highly correlated with the trajectory of economic activity in Cyprus. The Cypriot economy has faced and continues to face substantial macroeconomic pressures.

The benefits of choosing a bank in Cyprus are: superior customer service, fast and reliable execution of transactions, low transaction cost, convenient to do business in Europe.

RISKS ASSOCIATED TO OUR BUSINESS
WE ARE SOLELY DEPENDENT UPON THE FUNDS TO BE RAISED IN THIS OFFERING....PAGE 6

COMMENT: 3

We reissue prior comment 9. In this regard, it does not appear you have alerted investors to the minimum additional capital necessary to fund planned operations for a 12-month period.

Response: We have alerted investors to the minimum additional capital necessary to fund planned operations for a 12-month period.

COMMENT: 4

We note your response to prior comment 13 that the local guides will be independent contractors. Please consider including a risk factor that discusses the risks to your company if a court were to determine that the local guides were employees and not independent contractors.
Response: We have included risk factor in our prospectus.

OUR OPERATIONS WILL BE CONDUCTED OUTSIDE THE UNITED STATES ..., PAGE 7

COMMENT: 5

We note your response to prior comment 6. Please revise your response to clarify where Mr. Furss resides and tailor your risk factor accordingly.

Response: We have revised our prospectus to clarify Mr.Furss residency.

RISKS ASSOCIATED WITH THIS OFFERING
WE WILL NOT BE REQUIRED TO COMPLY WITH CERTAIN PROVISIONS..., PAGE 15

COMMENT: 6

Please revise the final sentence of the first paragraph to clarify that you will be required to provide a report of management on internal control over financial reporting for the fiscal year for which your second annual report is due. In this regard, your status as an emerging growth company does not exempt you from this requirement.

Response: We have revised the final sentence of the first paragraph to clarify.

PLAN OF DISTRIBUTION, PAGE 18
COMMENT: 7

Your response to prior comment 5 indicates that Mr. Furss will not offer shares of the company's common stock within the United States. Please reconcile this response with the fifth paragraph under this heading that appears to imply that shares will be offered in certain states. Further, given your facts please advise why you are conducting a registered offering when an exemption from registration, such as Regulation S, might be available.

Response: We have reconciled our response with the fifth paragraph,  as follows:
We are conducting a registered offering to provide the added liquidity benefit to our shareholders.

INFORMATION WITH RESPECT TO THE REGISTRANT
DESCRIPTION OF THE BUSINESS, PAGE 20

COMMENT: 8

Your response to prior comment 18 states that you intend to offer guided tours in Europe and North America, and that you plan to conduct operations from outside the United States. Please revise to clarify whether you will offer guided tours in the United States.

Response: We have revised to clarify.

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
DESCRIPTION OF PROPERTY
OFFICES, PAGE 22

COMMENT: 9

Your response to prior comment 19 indicates that you intend to conduct your business operations from outside the United States. Please revise your disclosure here, and elsewhere throughout your prospectus, to clarify from where you intend to conduct your business operations.

Response: Mr.Furss is located in Latvia. He intends to conduct our business operations from Latvia.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 28

COMMENT: 10

We note your responses to prior comments 15 and 17 concerning various loan obligations between Mr. Furss and the company. Please provide a comprehensive summary of all such obligations of Mr. Furss under this heading. Clarify whether the obligations by Mr. Furss are legally binding and enforceable or whether it is within his discretion to provide such funds. If any agreement has been reduced to writing, please file the written agreement. If there is no written agreement, file a written summary of the oral agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations. Lastly, ensure that disclosure throughout the prospectus is consistent with your discussion here and any filed agreements.

Response: We have filed a written summary of the oral agreement as an exhibit to the registration statement.

FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS, PAGE F-6

COMMENT: 11

The second and third sentences following this heading are inconsistent with the description of your business found elsewhere in the prospectus. Please revise or advise.

Response: We have revised the sentences in our Financial Statements.

Please direct any further comments or questions you may have to the company's attorney:

Frederick C. Bauman, Esq.
Bauman & Associates Law Firm
5595 Egan Crest Dr.
Las Vegas ,Nevada 89131
Tel: (702)533-8372

Thank you.

Sincerely,


/a/ Vadims Furss
---------------------------
Vadims Furss

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